(d)(8)(i)

January 28, 2025

Mr. Bernard Maitai

Polaris Capital Management, LLC

121 High Street

Boston, MA 02110

Dear Mr. Maitai:

This letter is to inform you that on January 14, 2025, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the termination of the Sub-Advisory Agreement, effective January 20, 2017, between Voya Investments, LLC (“VIL”) and Polaris Capital Management, LLC (“Polaris”) (the “Agreement”).

Pursuant to Section 17 of the Agreement, it may be terminated with respect to Voya Multi-Manager International Equity Fund, a series of VMF (the “Fund”) at any time, without penalty, by the Board upon 60 days’ written notice to VIL and Polaris. Therefore, the Agreement will terminate in accordance with Section 17 of the Agreement, effective at the close of business on March 31, 2025.

However, in conversations with representatives from VIL held on January 21, 2025, Polaris agreed to waive the 60-day written notice requirement so that the actual termination of the Agreement may occur prior to March 31, 2025, with the precise date still to be determined. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard. In accordance with Section 18 of the Agreement, please kindly provide your signature below to memorialize Polaris’ waiver of the 60-day written notice requirement and return an electronic copy and executed copy in the enclosed pre-packaged envelope.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,	ACCEPTED AND AGREED TO:
Polaris Capital Management, LLC
/s/ Todd Modic_____	/s/ Bernard Maitai________________
Todd Modic	Bernard Maitai
Senior Vice President	Business Development and Relationship Manager
Voya Mutual Funds	Duly Authorized